Headhunter Group PLC. Form 13G.
1.	Bluemont International Limited.
2.	NA
3.	NA
4.	Republic of Seychelles
5.	2 709 884
6.	0
7.	2 709 884
8.	0
9.	2 709 884
10.	Not Applicable
11.	5.4%
12.	OO
Item 1.
(a)	Name of Issuer: Headhunter Group PLC
(b)	Address of Issuers Principal Executive Offices:
 9/10 Godovikova St., Moscow, 129085, Russia

Item 2.
(a)	Name of Person Filing: Bluemont International Limited
 and Broomfield International Limited
(b)	Address of Bluemont International Limited:
  1st Floor, # 5 DEKK House, De Zippora Street,
P.O. Box 456, Providence Industrial Estate,
Mahe, Republic of Seychelles.
Address of Broomfield International Limited:
 1st Floor, # 5 DEKK House, De Zippora Street,
 P.O. Box 456, Providence Industrial Estate,
 Mahe, Republic of Seychelles.
(c)	Citizenship of the Reporting Person:
 Bluemont International Limited is organized
under the laws of the Republic of Seychelles.
 Broomfield International Limited is organized
 under the laws of the Republic of Seychelles.
(d)	Title of Class of Securities:
 Ordinary Shares with nominal value EUR 0.02 per share
(e)	CUSIP Number: 42207L106.

Item 3.
Not applicable.

Item 4.
Ownership (a-c)
The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of December 31, 2022, based upon 50,635,720 Ordinary Shares outstanding.
Amount beneficially owned:
 1) Bluemont International Limited 2,709,884
 2) Broomfield International Limited: 1,435,229
Percent of class:
 1) Bluemont International Limited 5.4%
 2) Broomfield International Limited 2.8%


Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another
Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the
Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief,
 I certify that the information set forth in this statement is true, complete and correct.

Date: 6/28/2023 Bluemont International Limited.
                Broomfield Internatioonal Limited